Exhibit 3.2

Amendment to Article VIII, Section 1 of Synergy Pharmaceuticals, Inc. Amended and Restated Bylaws

“Issue of Certificates; Book-Entry System.

The Board of Directors may make such additional rules and regulations, not inconsistent with the Bylaws or the Articles of Incorporation, as it may deem expedient concerning the issue, transfer and registration of certificates for shares of stock of the corporation.  Further, the corporation may participate in one or more systems under which certificates for shares of stock are replaced by electronic book-entry pursuant to such rules, terms and conditions as the Board of Directors may approve and subject to applicable law, notwithstanding any provisions to the contrary set forth in this Article.”